

Mail Stop 3720

June 24, 2008

VIA US MAIL AND FAX (972) 277-0469
Mr. Keith Kelson
Chief Financial Officer
Securus Technologies Inc.
14651 Dallas Parkway, Suite 600
Dallas, TX 75254

> **Re: Securus Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 333-124962**

Dear Mr. Kelson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cash Flows, page 48

1. We note your disclosure that based on your current and expected level of operations, you believe your cash flow from operations, available cash and available borrowings under your $30 million working capital facility will be adequate to meet your liquidity needs for your operations for the foreseeable

future, although you cannot assure that they will be "in an amount sufficient to enable you to service your indebtedness or fund your other liquidity needs." Please tell us and revise your disclosure to address the following:

- if the "foreseeable future" as referred to herein covers the twelve months following the 12/31/2007 balance sheet date;
- if your liquidity needs include amounts required to service your indebtedness; and
- what other liquidity needs you may have which may not be sufficiently met by your current resources.

<u>(8) Redeemable Convertible Preferred Stock, page 79</u>

2. Please tell us the redemption terms and how you considered SFAS 150 in accounting for this stock. If SFAS 150 is not applicable, tell us how you considered EITF 98-5 as amended by EITF 00-27.

<u>(6) Segment Information, page 73</u>

3. Refer to page 29 in which you referred to your international operations subject to multiple and potentially conflicting regulations in Europe, Australia, and North America. Please disclose the geographic information required under paragraph 38 of SFAS 131 or tell us why such disclosure is not required.

<u>Exhibits 31.2 and 31.3</u>

4. Please refer to #4. Revise the first paragraph to reference the "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))." As a separate item, disclose that you have "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." Please also comply with this comment in your Form 10-Q.

5. Please refer to #4(c). Revise to refer to the "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)."

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director